Filed Pursuant to Rule 424(b)(2)
Registration No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Market Plus Notes linked to the performance of the Russian ruble relative to the U.S. Dollar due March 22, 2013	$2,440,000.00	$279.62

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 11, 2012 and Product Supplement dated January 13, 2012)

UBS AG $2,440,000 Market Plus Notes

Linked to the performance of the Russian ruble relative to the U.S. Dollar due March 22, 2013

Investment Description

UBS AG Market Plus Notes (the “Notes”) are unsubordinated and unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the Russian ruble relative to the U.S. dollar (the “underlying currency pair”). The return on the Notes at maturity is based on the performance of the underlying currency pair and on whether the percentage change from the initial spot rate to the final spot rate (the “currency return”) is less than the barrier amount. If the currency return is equal to or greater than the barrier amount, UBS will repay your principal amount at maturity plus pay a return equal to the greater of the 8.3% contingent minimum return and the currency return. However, if the currency return is less than the barrier amount, you will be fully exposed to any negative currency return and UBS will repay less than the full principal amount at maturity, if anything, resulting in a loss on your investment that is proportionate to the negative currency return. You will not receive interest during the term of the Notes. Investing in the Notes involves significant risks. You may lose some or all of your principal amount. The contingent minimum return feature applies only if you hold the Notes to maturity. Any payment on the Notes is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire principal amount.

Features

❑

Contingent Minimum Return With Participation in the Positive Performance of the Underlying Currency Pair: At maturity, UBS will pay you the principal amount of the Notes plus a minimum return of 8.3% as long as the currency return is not less than the barrier amount on the final valuation date (a decline of 15% as measured from the trade date to the final valuation date). The Notes provide for the participation in any positive performance of the underlying currency pair above the 8.3% contingent minimum return. If the currency return is less than the barrier amount, you will be fully exposed to the negative currency return.

❑

Contingent Repayment of Principal: The contingent minimum return feature also provides for the contingent repayment of your principal at maturity. If you hold the Notes to maturity and the currency return is greater than the barrier amount, UBS will pay you at least your principal amount plus the contingent minimum return. If the currency return is less than the barrier amount, your investment will be fully exposed to any negative currency return and, in that case, UBS will pay less than your principal amount, if anything, resulting in a loss proportionate to the negative currency return. The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Trade Date	March 12, 2012
Settlement Date	March 15, 2012
Final Valuation Date*	March 19, 2013
Maturity Date*	March 22, 2013

*	Subject to postponement in the event of a market disruption event as described in the product supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING CURRENCY PAIR. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 7 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-15 OF THE PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

These terms relate to our offering of the Market Plus Notes linked to the Russian ruble relative to the U.S. dollar.

Underlying Currency Pair	Contingent Minimum Return	Initial Spot Rate	Barrier Amount	CUSIP	ISIN
USD/RUB spot rate	8.3%	$29.5640	-15%	90261JJC8	US90261JJC80

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the accompanying product supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000	$10.00	$990.00
Total	$2,440,000	$24,400	$2,415,600

(1)	Certain fiduciary accounts will pay a purchase price of $990 per $1,000 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.

(2)	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the Notes, will receive a fee from the Issuer of $10.00 per $1,000 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities LLC	UBS Investment Bank

Pricing Supplement dated March 12, 2012

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and a currency and commodity supplement for the various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement dated January 13, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512011545/d282615d424b2.htm

♦	Currency and commodity supplement dated January 11, 2012

http://www.sec.gov/Archives/edgar/data/1114446/000119312512009002/d279580d424b2.htm

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “Notes” refer to the Market Plus Notes that are offered hereby, unless the context otherwise requires. Also, references to the “product supplement” mean the UBS product supplement titled “Medium Term Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities,” dated January 13, 2012, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement Debt Securities and Warrants, dated January 11, 2012, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the underlying currency pair.

♦	You believe the Russian ruble will strengthen relative to the U.S. dollar (or that the U.S. dollar will weaken relative to the Russian ruble).

♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the spot rate of the underlying currency pair.

♦	You do not seek current income from your investment.

♦	You are willing to hold the Notes to maturity, a term of 53 weeks, and accept that there may be little or no secondary market for the Notes.

♦	You are willing to invest in the Notes linked to an emerging market currency.

♦

You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You require an investment designed to guarantee a full return of principal at maturity.

♦	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as the underlying currency pair.

♦

You believe the Russian ruble will weaken relative to the U.S. dollar (or that the U.S. dollar will strengthen relative to the Russian ruble) such that the currency return is less than the barrier amount. If the currency return is less than the barrier amount you cannot tolerate losing some or all of your initial investment.

♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the spot rate of the underlying currency pair.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the Notes to maturity, a term of 53 weeks, or you seek an investment for which there will be an active secondary market.

♦	You are not willing to invest in the Notes linked to an emerging market currency.

♦	You do not understand the increased volatility and other risks associated with investments in currencies generally and with the underlying currency pair specifically.

♦	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 7 of this pricing supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount	$1,000 per Note
Term	Approximately 53 weeks.
Underlying Currency Pair	USD/RUB spot rate
Contingent Minimum Return	8.3%
Payment at Maturity (per Note)

If the currency return is greater than or equal to the barrier amount, UBS will pay you an amount in cash equal to:

$1,000 + ($1,000 × the greater of: (a) the contingent

minimum return and (b) the currency return)

If the currency return is less than the barrier amount, UBS will pay you an amount that is less than your principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative currency return:

$1,000 + ($1,000 x currency return)

If the currency return is less than the barrier amount, the contingent minimum return feature is lost, and you will be fully exposed to any decline in the currency return. As a result, you may lose some or all of your initial investment at maturity.

Currency Return	Initial Spot Rate – Final Spot Rate Initial Spot Rate
Initial Spot Rate

$29.5640

The USD/RUB spot rate will be determined by reference to the RUB CME-EMTA Rate. The “RUB CME-EMTA Rate” means that the spot rate will be the Russian ruble/U.S. dollar rate expressed as the amount of Russian ruble per one U.S. dollar, for the settlement in one Business Day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page, at approximately 1:30 p.m. Moscow time, on the trade date. The spot rate shall be calculated by the CME pursuant to Chicago Mercantile Exchange/EMTA, Inc. Daily Russian ruble per U.S. dollar reference rate methodology (which means a methodology, effective as of June 16, 2005, as amended from time to time, for a centralized industry wide survey of financial institutions in Russia that are active participants in the Russian ruble/U.S. dollar spot market for the purpose of determining the RUB CME-EMTA Rate).

If the RUB-CME-EMTA Rate is not available, UBS may use the EMTA RUB Indicative Survey Rate as defined under “Final Spot Rate” on page 14.

Final Spot Rate	The spot rate on the final valuation date as determined by the calculation agent under “Final Spot Rate” on page 14 of this pricing supplement.
Barrier Amount	-15%
Final Valuation Date	March 19, 2013, unless the calculation agent determines that a market disruption event (as set forth in the product supplement and the currency and commodity supplement) has occurred or is continuing with respect to the underlying currency pair on any such day. In the case of a market disruption event, or if the final valuation date is not a business day for the underlying currency pair, the final valuation date for the underlying currency pair will be the first preceding or first following business day on which the calculation agent determines that a market disruption event does not occur and/or is not continuing with respect to the underlying currency pair. In no event however, will the final valuation date for the underlying currency pair be postponed by more than seventeen business days. See “General Terms of the Notes — Market Disruption Event” on page PS-22 of the product supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Determining Payment at Maturity

Trade date	The initial spot rate is observed. The barrier amount is set

Maturity Date

The final spot rate is observed on the final valuation date and the currency return is calculated.

If the currency return is greater than or equal to the barrier amount, UBS will pay you an amount in cash equal to:

$1,000 + ($1,000 × the greater of: (a) the contingent minimum return and (b) the currency return)

If the currency return is less than the barrier amount, UBS will pay you an amount that is less than your principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative currency return:

$1,000 + ($1,000 x currency return)

If the currency return is less than the barrier amount, the contingent minimum return feature is lost, and you will be fully exposed to any decline in the currency return. As a result, you may lose some or all of your initial investment at maturity.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	53 weeks
Principal Amount:	$1,000 per Note
Initial Spot Rate:	29.5640
Barrier Amount:	-15%
Contingent Minimum Return:	8.3%

*	The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Final Spot Rate	Currency Return	Payment at Maturity per Note	Total Return of Note at Maturity
0.0000	100.00%	$2,000.00	100.00%
14.7820	50.00%	$1,500.00	50.00%
17.7384	40.00%	$1,400.00	40.00%
20.6948	30.00%	$1,300.00	30.00%
23.6512	20.00%	$1,200.00	20.00%
26.6076	10.00%	$1,100.00	10.00%
28.0858	5.00%	$1,083.00	8.30%
29.5640	0.00%	$1,083.00	8.30%
31.0422	-5.00%	$1,083.00	8.30%
32.5204	-10.00%	$1,083.00	8.30%
33.9986	-15.00%	$1,083.00	8.30%
35.4768	-20.00%	$800.00	-20.00%
38.4332	-30.00%	$700.00	-30.00%
41.3896	-40.00%	$600.00	-40.00%
44.3460	-50.00%	$500.00	-50.00%
47.3024	-60.00%	$400.00	-60.00%
50.2588	-70.00%	$300.00	-70.00%
53.2152	-80.00%	$200.00	-80.00%
56.1716	-90.00%	$100.00	-90.00%
59.1280	-100.00%	$0.00	-100.00%

Example 1: The Currency Return is 20%.

On the final valuation date, the final spot rate is 20% below the initial spot rate. Because the currency return of 20.00% is greater than the barrier amount and greater than the contingent minimum return, the investor will receive a payment at maturity of $1,200 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 20%) = $1,200 (a 20% return).

Example 2: The Currency Return is 5%.

On the final valuation date, the final spot rate is 5% below the initial spot rate. Because the currency return of 5.00% is greater than the barrier amount but less than the contingent minimum return, the investor will receive a payment at maturity of $1,083 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 8.3%) = $1,083 (an 8.3% return).

Example 3: The Currency Return is -20%.

On the final valuation date, the final spot rate is 20% above the initial spot rate. Because the currency return of -20% is less than the barrier amount the investor will receive a payment at maturity of $800 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800 (a -20% return).

If the currency return is less than the barrier amount, UBS will not pay you the contingent minimum return and your principal will be fully exposed to any decline in the currency return resulting in a loss on your investment that is proportionate to the negative currency return. As a result, you may lose some or all of your principal at maturity.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦

Risk of loss at maturity — The Notes differ from ordinary debt securities in that the issuer will not necessarily repay the full principal amount of the Notes. If the currency return is negative, UBS will repay you the principal amount of your Notes in cash only if the currency return is greater than or equal to the barrier amount and will only make such payment at maturity. If the currency return is less than the barrier amount, you will lose some or all of your initial investment in an amount proportionate to the decline in the currency return from the trade date to the final valuation date; however, in no case will the payment at maturity be less than zero. Therefore, if the Russian ruble depreciates relative to the U.S. dollar beyond the barrier amount you should be prepared to lose up to your entire initial investment.

♦

The contingent repayment of principal applies only at maturity — The contingent repayment of your principal is only available if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the currency return is greater the barrier amount. You should be willing to hold your Notes to maturity.

♦

The contingent minimum return only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the return you realize may not reflect the full economic value of the contingent minimum return or the Notes themselves, and may be less than the return of the underlying currency pair at the time of sale even if such return is positive. You can only receive the full benefit of the contingent minimum return if you hold the Notes to maturity.

♦	No interest payments — UBS will not pay any interest with respect to the Notes.

♦

Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment. The Notes are not deposit liabilities or other obligations of UBS and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.

♦

The payment formula for the Notes will not take into account all developments in the underlying currency pair — Changes in the underlying currency pair spot rates during the term of the Notes before the final valuation date will not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the initial spot rate on the trade date and the final spot rate on the final valuation date. No other spot rates will be taken into account. As a result, the currency return may be less than the barrier amount even if the spot rates of the underlying currency pair have moved favorably at certain times during the term of the Notes before moving to an unfavorable level on the final valuation date.

♦

Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the underlying currency pair and, consequently, on the value of the Notes.

♦

Market risk — The spot rate for the underlying currency pair is the result of the supply of, and the demand for, the Russian ruble relative to the U.S. dollar. Changes in the spot rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Russia, including economic and political developments in other countries. Of particular importance to foreign exchange risks are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in Russia and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries important to international trade and finance. You, as an investor in the Notes, should make your own investigation into the underlying currency pair.

♦

The Notes are not regulated by the Commodity Futures Trading Commission — An investment in the Notes does not constitute either an investment in futures contracts, options on futures contracts, or currency options and therefore you will not benefit from the regulatory protections attendant to CFTC regulated products. This means that the Notes are not traded on a regulated exchange and issued by a clearinghouse. See “There may be little or no secondary market for the Notes” below. In addition, the proceeds to be received by UBS from the sale of the Notes will not be used to purchase or sell any currency futures contracts, options on futures contracts or options on currencies for your benefit. Therefore an investment in the Notes does not constitute a collective investment vehicle that trades in these instruments. An investment in a collective investment vehicle that invests in these instruments often is subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator.

♦

The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a return that is less than the return you could earn on other investments. For example, your return on the Notes may be lower than the yield you would earn if you bought a standard U.S. dollar-denominated unsubordinated non-callable debt security of UBS with the same stated maturity date.

♦

The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the underlying currency pair spot rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

♦	volatility of the underlying currency pair spot rates;

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;

♦	interest rates in the market;

♦	the time remaining to the final valuation date; and

♦	the creditworthiness of UBS.

♦

Even though the foreign currencies are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the foreign currencies are traded. To the extent that U.S. markets are closed while the markets for the foreign currencies remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such U.S. market.

♦

The historical performance of the spot rate of the underlying currency pair should not be taken as an indication of the future performance of the spot rate of the underlying currency pair during the term of the Notes — It is impossible to predict whether the spot rate of the underlying currency pair will rise or fall. The spot rate of the underlying currency pair will be influenced by complex and interrelated political, economic, financial and other factors.

♦

The calculation agent can accelerate or postpone the determination of the final spot rate and the maturity date, if a market disruption event occurs on the final valuation date — If the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date, the final valuation date will be accelerated or postponed until the first business day on which no market disruption event occurs or is continuing. If such an acceleration or postponement occurs, then the calculation agent will instead use the relevant spot rate of the underlying currency pair on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than seventeen business days. As a result, the maturity date for the Notes could also be postponed.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the spot rate of the underlying currency pair is not available on the last possible day that qualifies as the final valuation date, either because of a market disruption event or for any other reason, the calculation agent will make an estimate of the spot rate of the underlying currency pair that would have prevailed in the absence of the market disruption event or such other reason. See “Market Disruption Event” on page PS-22 of the product supplement.

♦

Owning the Notes is not the same as owning the underlying currency pair — The return on your Notes may not reflect the return you would realize if you actually purchase an exchange contract on the Russian ruble.

♦

No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the Russian ruble will appreciate or depreciate relative to the U.S. dollar (or whether the U.S. dollar will appreciate or depreciate relative to the Russian ruble), and as a result, whether the spot rate of the underlying currency pair will rise or fall. There can be no assurance that the currency return will not be less than the barrier amount on the final valuation date. The spot rate of the underlying currency pair will be influenced by complex and interrelated factors such as political and economic developments. You should be willing to accept the risks of losing some or all of your initial investment.

♦

There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.

♦

Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the spot rate of the underlying currency pair and the expected spot rate volatility of the underlying currency pair; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.

♦

Impact of fees on the secondary market price of the Notes — Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC, will, among other things, decide the amount paid out to you on each Note offering at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Securities — Role of Calculation Agent” on page PS-26 of the product supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlying currency pair has occurred or is continuing on a day when the calculation agent will determine adjustments to the terms of the Notes in the event of extraordinary government actions and market emergencies as well as the final spot rate for a particular underlying currency pair. Since these determinations by the calculation agent may affect the market value of the Note offering and your payment at maturity or upon an earlier call, the calculation agent may have a conflict of interest if it needs to make any such decision.

♦

The business activities of UBS or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to the Russian ruble that are not for the account of holders of the Notes or on their behalf. These trading activities might present a conflict between the holders’ interest in the Notes and the interest of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.

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Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the spot rate of the underlying currency pair to which the Notes are linked or the value of the Notes.

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You must rely on your own evaluation of the merits of an investment linked to the underlying currency pair — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in the Russian ruble. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies markets may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in currency exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future spot rates of the foreign currencies relative to the U.S. dollar.

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Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 11.

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The spot rates of the underlying currency pair will be influenced by unpredictable factors which interrelate in complex ways — The spot rates of the underlying currency pair are a result of the supply of, and demand for, the Russian ruble. Changes in the spot rates may result from the interactions of many factors, including economic, financial, social and political conditions. These conditions include, for example, the overall growth and performance of the economies of Russia or the United States, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between Russia and the United States, market interventions by the Federal Reserve Board or the respective central banks, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in Russia, government stability and the respective banking systems, the structure of and confidence in the global monetary system, wars in which Russia or the United States are directly or indirectly involved or that occur anywhere in the world, major natural disasters in Russia or the United States and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events. It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the exchange rates of foreign currencies relative to the U.S. dollar, and changes in the exchange rates of the foreign currencies relative to the U.S. dollar are not likely to result in comparable changes in the market value of your Notes.

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The liquidity, trading value and amounts payable under the Notes could be affected by the actions of sovereign governments of Russia — Exchange rates of most economically developed nations are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by governmental actions which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, in the event of the issuance of a replacement currency or in the event of other developments affecting the Russian ruble, the U.S. dollar or any other currency.

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Emerging Market Risk — The Notes are linked to the Russian ruble which is an emerging market currency. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the securities.

The exchange rate between the Russian ruble and the U.S. dollar is affected primarily by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Russia or elsewhere, and by macroeconomic factors and speculative actions. Until 1998, the Central Bank of Russia maintained a currency band to limit fluctuations of the Russian ruble within a certain specified range. In August 1998, the Russian ruble devalued significantly, forcing the Central Bank of Russia to abandon attempts to maintain the value of the ruble and in early September 1998, the Central

Bank of Russia announced that it would allow the Russian ruble to float freely against the U.S. dollar. Since 1998, the Central Bank of Russia has maintained a managed float of the Russian ruble against the U.S. dollar and continues to intervene in the currency to achieve its targeted exchange rates. In February 2006, the Central Bank of Russia announced that the Russian ruble would be targeted against a new weighted currency basket consisting of the euro and U.S. dollar to decouple the Russian ruble from the U.S. dollar. In July 2006, Russia lifted all currency controls on the Russian ruble and the Russian ruble became fully convertible and freely tradeable. The Russian ruble sharply depreciated against the European Union euro in 2008 and 2009 but has since recovered somewhat. The Central Bank of Russia periodically intervenes by purchasing surplus U.S. dollar liquidity from both natural resource exports and the foreign exchange market when foreign exchange fluctuations are sharp. There is an annual guideline in the Main Directions of Monetary Policy to which the Central Bank of Russia adheres. Factors affecting any future intervention in the Russian ruble or changes in policy include Russian ruble reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of Russia’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Russia may be subject.

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Currency exchange risks can be expected to heighten in periods of financial turmoil — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government, the European Union and the governments of their member entities and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

You are urged to review “Risk Factors” in the product supplement for a general description of the risks related to an investment in the Notes.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations — 11. Currency-Linked Notes that it Would be Reasonable to Treat as Derivative Contracts” beginning on page PS-52 of the product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying currency pair. If your Notes are so treated, you should not generally recognize taxable income or loss prior to maturity of your Notes, other than pursuant to a sale or exchange. You should generally recognize gain or loss upon the sale or maturity of your Notes. Such gain or loss would generally be ordinary foreign currency gain or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), unless you make a valid election to treat such gain or loss as capital gain or loss under applicable Treasury regulations. Under these regulations, holders of certain forward contracts, future contracts or option contracts generally are entitled to make such election (“Section 988 Election”).

To make this election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 and summarized in the product supplement on page PS-52, either (a) clearly identify the Notes on your books and record on the date you acquire them as being subject to such election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain an independent verification of the election. Assuming the election is available, if you make a valid election before the close of the day on which you acquire your Notes, your gain or loss on the Notes should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or maturity you have held the Notes for more than one year. The deductibility of capital losses is subject to certain limitations. You should consult your tax advisor regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as pre-paid derivative contracts and to treat the Section 988 Election as available. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in a manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-52 of the product supplement.

The Internal Revenue Service, for example, might assert that Section 1256 of the Code should apply to your Notes or a portion of your Notes. If section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or a portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize income as if the Notes or the relevant portion of the Notes had been sold for fair market value).

In 2008, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

In 2008, the IRS also issued a revenue ruling holding that a financial instrument that in form resembled a U.S. dollar denominated derivative contract where the return was based exclusively by reference to the difference between U.S. dollar value of Euros at issuance and at maturity, and a market interest rate in respect of Euros was a euro-denominated debt instrument. In general, the IRS indicated that a financial instrument all the payments of which are determined by reference to a single currency can be debt, notwithstanding the fact that (i) all payments due under the instrument are made in a U.S. dollars and (ii) the amount of U.S. dollars that the issuer pays at maturity may be less than the amount of U.S. dollars that was initially advanced. The Notes are distinguishable in meaningful respects from the instrument described in the ruling. If, however, the scope of the ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Recent Legislation

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” in excess of a specified threshold may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES (INCLUDING THE AVAILABILITY OF THE SECTION 988 ELECTION AS WELL AS POSSIBLE ALTERNATIVE TREATMENTS AND ISSUES PRESENTED BY THE 2008 NOTICE AND REVENUE RULING.

Historical Spot Rates

The following graph shows the performance of the underlying currency pair at the end of each month in the period from February 28, 2002 through March 12, 2012. As of March 12, 2012, at approximately 3:30 p.m., New York City time, the underlying currency pair spot rate was obtained as described in “Initial Spot Price” on page 4, without independent verification: the spot rate of the underlying currency pair was $29.5640. The historical performance of the underlying currency pair should not be taken as an indication of future performance, and no assurance can be given as to the spot rate of the underlying currency pair on any given day.

Final Spot Rate

The USD/RUB spot rate will be determined by reference to the RUB CME-EMTA Rate. The “RUB CME-EMTA Rate” means that the spot rate will be the Russian ruble/U.S. dollar rate expressed as the amount of Russian ruble per one U.S. dollar, for the settlement in one Business Day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page, at approximately 1:30 p.m. Moscow time, on the final valuation date. The spot rate shall be calculated by the CME pursuant to Chicago Mercantile Exchange/EMTA, Inc. Daily Russian ruble per U.S. dollar reference rate methodology (which means a methodology, effective as of June 16, 2005, as amended from time to time, for a centralized industry wide survey of financial institutions in Russia that are active participants in the Russian ruble/U.S. dollar spot market for the purpose of determining the RUB CME-EMTA Rate).

If the RUB-CME-EMTA Rate is not available, UBS may use the EMTA RUB Indicative Survey Rate as defined below.

The “EMTA RUB Indicative Survey Rate” means the USD/RUB spot rate published by EMTA on its website (www.emta.org) at approximately 2:45 p.m. Moscow time, or as soon thereafter as practicable. The EMTA RUB Indicative Survey Rate is determined by a survey of financial institutions that are active participants in the USD/RUB markets. UBS is one of such financial institutions, and accordingly, we may be asked to provide a quotation or quotations from time to time for the purpose of determining the EMTA RUB Indicative Survey Rate.

Supplemental Plan of Distribution

We have agreed to sell to JP Morgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the “Agents”) and the Agents have agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.